Exhibit 99.44

INVESTMENT AGREEMENT

THIS AGREEMENT made this 17th day of January, 2017.

BETWEEN:

LITHIUM AMERICAS CORP., a corporation incorporated under the laws of British Columbia,

(the “Corporation” or “LAC”),

- and –

GFL INTERNATIONAL CO., LTD., a corporation existing under the laws of Hong Kong,

(“Ganfeng”)

THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants, agreements, representations, warranties and indemnities herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each Party), the Parties covenant and agree as follows:

1.	INTERPRETATION

1.1	Defined Terms.

For the purpose of this Agreement, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)

“Applicable Securities Laws” means, collectively, all applicable securities laws of each of the Reporting Jurisdictions and the respective rules and regulations under such laws together with applicable published instruments, notices and orders of the securities regulatory authorities in the Reporting Jurisdictions, and the rules and policies of the TSX and any other market or marketplace on which securities of LAC are traded, listed or quoted;

(b)	“Audited Financial Statements” has the meaning given to that term in Section 3.18;

(c)	“Business Day” means any day other than a Saturday, Sunday or statutory or civic holiday in the cities of Vancouver, Hong Kong, or Shanghai;

(d)	“Cauchari Project” means the Cauchari-Olaroz Lithium Project located in Jujuy Province, Argentina and owned by Minera Exar SA.

(e)	“Closings” means the completion of the transactions contemplated on the Equity Installment Date and the completion of the transactions contemplated on the Transaction Closing Date.

(f)	“Common Shares” means the common shares of the Corporation;

(g)	“Contaminant” has the meaning given to that term in Section 3.36(i);

(h)	“Confidentiality Agreement” means the confidentiality agreement entered into between the Corporation and Ganfeng dated February 25, 2016;

(i)

“Convertible Securities” means all warrants, rights, agreements, options or debt instruments, or any right or privilege capable of becoming a right, agreement or option, for the purchase, subscription or issuance of Common Shares or any other security convertible or exchangeable for Common Shares;

(j)	“distribution” means distribution for the purposes of Applicable Securities Laws or any of them;

(k)

“Disclosure Documents” means all press releases, material change reports, information circulars, annual information forms, financial statements, business acquisition reports, prospectuses and other documents that have been filed by the Corporation with applicable securities regulatory authorities pursuant to Applicable Securities Laws from January 1, 2015 through to present and which are available to the public at www.sedar.com;

(l)	“Environmental Activity” has the meaning given to that term in Section 3.36(i);

(m)	“Environmental Laws” has the meaning given to that term in Section 3.36(i);

(n)	“Environmental Permit” has the meaning given to that term in Section 3.36(ii);

(o)	“Equity Installment Date” means January 31, 2017, or such later date as the Parties may mutually agree;

(p)	“Financial Statements” has the meaning given to that term in Section 3.18;

(q)

“Governmental Entity” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, bureau or agency, domestic or foreign, (b) subdivision, agent, commission, board, or authority of any of the foregoing, or (c) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, including any stock exchange or self-regulatory authority and, for greater certainty, the Securities Commissions and the TSX;

(r)	“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

(s)	“Investor Rights Agreement” means the Investor Rights Agreement between the Corporation and Ganfeng in the form annexed hereto as Schedule “C”, to be dated as at the Transaction Closing Date;

(t)	“knowledge of the Corporation” means the knowledge of the Corporation or any Subsidiary after due inquiry;

(u)

“Liens” means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable, whether or not consensual or arising by law (statutory or otherwise) and whether or not contingent or absolute, including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or the right to use or occupy any property or assets;

(v)	“Lithium Nevada Project” means the series of unpatented mining claims owned by Lithium Nevada Corporation and KV Project LLC, wholly-owned subsidiaries of LAC, located in Humboldt County, Nevada, USA.

(w)	“Loan Agreement” has the meaning set forth in Section 2.3(a);

(x)

“Material Adverse Effect” means any event, change, circumstance, fact, or state of being which could reasonably be expected to have a significant and adverse effect on the assets, liabilities (absolute, accrued, contingent or otherwise), affairs, business, capital, condition (financial or otherwise), contractual arrangements, operations, permits, properties or prospects of LAC and its Subsidiaries taken as a whole, including a material change and a material fact, provided that it shall not include any such event, change or effect resulting from: (i) the announcement of the execution of this Agreement or the transactions contemplated herein or the performance of the covenants and obligations herein; (ii) any action taken by the Corporation at the request of Ganfeng or as required under this Agreement, or the failure to take any action prohibited by this Agreement; (iii) changes in the U.S. or Canadian economy or securities or currency markets in general, except where any such change has a materially disproportionate effect on the Corporation or any of its Subsidiaries; (iv) changes in applicable laws (other than orders, judgments decrees against that the Corporation or any of its Subsidiaries) or in IFRS, except where any such change has a materially disproportionate effect on the Corporation or any of its Subsidiaries; (v) any natural disaster, except where any such natural disaster has a materially disproportionate effect on the Corporation or any of its Subsidiaries; (vi) changes generally affecting the global mining industry, except where any such change has a materially disproportionate effect on the Corporation or any of its Subsidiaries; or (vii) any decrease in the market price or any decline in the trading volume of Common Shares on the TSX (it being understood, however, that any event, change or effect causing or contributing to any such decreases in market price may constitute a Material Adverse Effect and may be taken into account in determining whether a Material Adverse Effect has occurred);

(y)	“material change” has the meaning ascribed thereto in the Securities Act;

(z)	“Material Contracts” has the meaning given to that term in Section 3.15;

(aa)	“material fact” has the meaning ascribed thereto in the Securities Act;

(bb)	“misrepresentation” means a misrepresentation for the purposes of Applicable Securities Laws or any of them;

(cc)	“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

(dd)	“Off-Take Agreement” has the meaning set forth in Section 2.3(b);

(ee)	“Parties” means the parties to this Agreement and “Party” means one of them;

(ff)	“person” has the meaning ascribed thereto in the Securities Act;

(gg)	“Projects” means, collectively, the Cauchari Project and the Lithium Nevada Project;

(hh)	“Purchased Shares” has the meaning set out in Section 2.1;

(ii)	“Reporting Jurisdictions” means all of the Provinces of Canada;

(jj)	“Securities Act” means the Securities Act (British Columbia), as amended;

(kk)	“Securities Commissions” means the applicable securities commission or regulatory authority in each of the Reporting Jurisdictions;

(ll)	“Shareholders Agreement” means the shareholders agreement dated March 28, 2016 among SQM Potassium SA, LAC, Minera and 2265866 Ontario Inc.;

(mm)	“Subsidiaries” means Lithium Nevada Corporation, KV Project LLC, 2265866 Ontario Inc., Mineral Exar SA, Potassium SA and RheoMinerals Inc.;

(nn)	“Subscription Amount” has the meaning set out in Section 2.2;

(oo)

“Technical Reports” means the NI 43-101 Technical Reports entitled “NI 43-101 Technical Report: Feasibility Study Reserve Estimation and Lithium Carbonate and Potash Production at the Cauchari-Olaroz Salars, Jujuy Province, Argentina”, effective date July 11, 2012 and “Independent Technical Report for the Lithium Nevada Property, Nevada, USA”, effective date May 31, 2016;

(pp)	“Time of Closing” means 10:00 a.m. (Vancouver time) on the Transaction Closing Date;

(qq)	“Transaction Closing Date” means the date that is 10 Business Days following satisfaction of the condition set forth in Section 6.1(e);

(rr)	“TSX” means the Toronto Stock Exchange;

(ss)	“U.S. Person” has the meaning set out in Rule 902(k) of Regulation S under the U.S. Securities Act; and

(tt)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

1.2	Currency.

Unless otherwise indicated, all dollar amounts referred to in this Agreement are expressed in Canadian dollars.

1.3	Sections and Headings.

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to an Article, Section or a Schedule refers to the specified Article or Section of, or Schedule to, this Agreement.

1.4	Including.

Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.

1.5	Number, Gender and Persons.

In this Agreement, words importing the singular number only shall include the plural and vice versa, words importing gender shall include all genders and words importing persons shall include individuals, corporations, partnerships, associations, trusts, unincorporated organizations, governmental bodies and other legal or business entities.

1.6	Entire Agreement.

Save and except for the Confidentiality Agreement and the Investor Rights Agreement, this Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in this Agreement.

1.7	Applicable Law.

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of British Columbia and the federal laws of Canada applicable therein, and each of the Parties hereto hereby irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia.

2.	INVESTMENT TRANSACTIONS

2.1	Issue and Sale of Purchased Shares.

Subject to the terms and conditions hereof, the Corporation covenants and agrees to issue and sell to Ganfeng, and Ganfeng covenants and agrees to purchase from the Corporation an aggregate of 75,000,000 Common Shares (the “Purchased Shares”) at a purchase price of $0.85 per Common Share (the “Offering”) as follows:

(a)	11,250,000 Common Shares on the Equity Installment Date; and

(b)	63,750,000 Common Shares on the Transaction Closing Date.

2.2	Payment.

The aggregate purchase price for all of the Purchased Shares shall be $63,750,000 (the “Subscription Amount”), allocated as to $9,562,500 on the Equity Installment Date and $54,187,500 on the Transaction Closing Date. Each installment of the Subscription Amount shall be payable by wire transfer in immediately available funds to the Corporation (as per the written direction of the Corporation) on the applicable Closing.

2.3	Off-Take and Project Debt

The Parties hereby agree, subject to the terms and conditions of this Agreement, to execute and deliver the following agreements on the Transaction Closing Date:

(a)	an off-take agreement reflecting the terms set forth in Schedule A (the “Off-Take Agreement”) and such other customary terms and conditions as agreed to by the Parties; and

(b)	a loan agreement reflecting the terms set forth in Schedule B (the “Loan Agreement”) and such other customary terms and conditions as agreed to by the Parties,

and from the date hereof the Parties agree to act in good faith and use commercially reasonable efforts to finalize definitive forms of the Off-Take Agreement and Loan Agreement as soon as reasonably practicable.

2.4	Investor Rights Agreement

On the Transaction Closing Date, the Parties agree to execute and deliver an Investor Rights Agreement in the form attached as Schedule C.

2.5	Exclusive Period

During the period (the “Exclusive Period”) from the date of this Agreement until the later of (a) the termination of this Agreement, and (b) the Transaction Closing Date, LAC will not, and will cause each of its affiliates to not, directly or indirectly, through any shareholder, officer, director, employee, affiliate, lawyer, accountant, financial advisor or other agent (collectively,

“Representatives”), take any action to solicit, initiate, seek, or encourage any inquiry, proposal or offer from, furnish any information to, or participate in any discussions or negotiations with, any third party (other than Ganfeng) regarding any transaction that would be inconsistent with, or materially impede or delay, the transactions proposed by this Agreement, including the direct or indirect financing by any party of a direct or indirect interest in the Cauchari Project (any such transaction being an “Alternative Transaction”). LAC agrees that any such discussions or negotiations (other than negotiations with Ganfeng) in progress as of the date of this Agreement will be immediately terminated and that in no event will LAC accept or enter into an agreement concerning any Alternative Transaction during the Exclusive Period. LAC shall be responsible for any actual or threatened breach of this Section 2.5 by its affiliates or its or their respective Representatives.

3.	REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

The Corporation represents and warrants to, and covenants and agrees with, Ganfeng as set out below and acknowledges that Ganfeng is relying on such representations, warranties, covenants and agreements in connection with the purchase of the Purchased Shares.

3.1	Incorporation and Organization.

Each of the Corporation and its Subsidiaries has been duly incorporated or formed, as the case may be, is organized and is a valid and subsisting corporation under the laws of its jurisdiction of existence and has all requisite corporate power and capacity to carry on its business as now conducted or proposed to be conducted and to own or lease and operate the property and assets thereof.

3.2	Extra-provincial Registration.

Each of the Corporation and its Subsidiaries is licensed, registered or qualified as an extra-provincial corporation, foreign corporation or an extra-provincial partnership, as the case may be, in all jurisdictions where the character of the property or assets thereof owned or leased or the nature of the activities conducted by it make such licensing, registration or qualification necessary and is carrying on the business thereof in material compliance with all applicable laws, rules and regulations of each such jurisdiction.

3.3	Authorized Capital.

The Corporation’s authorized share capital consists of an unlimited number of Common Shares, and as at the date of this Agreement there are 302,534,441 Common Shares issued and outstanding as fully paid and non-assessable shares, duly listed on the TSX and all of such Common Shares have been duly and validly authorized and issued, in compliance with applicable laws and not in violation of or subject to any pre-emptive or similar right that entitles any person to acquire from the Corporation any Common Shares or other security of the Corporation or any security convertible into, or exercisable for, Common Shares or any other such security.

3.4	Listing.

The Common Shares are listed and posted for trading on the TSX and the Corporation, as soon as practicable following the signing of this Agreement, shall make application so that at the time of issuance the Purchased Shares will have been conditionally approved for listing on the TSX, subject only to standard post-closing listing conditions required by the TSX and specified in the TSX’s conditional acceptance.

3.5	Certain Securities Law Matters.

The Corporation is a reporting issuer or the equivalent only in the Reporting Jurisdictions and is not noted as being in default of any material requirement of Applicable Securities Laws. The Corporation is not a reporting company (or the equivalent) under the securities laws of the United States.

3.6	Rights to Acquire Securities.

Except for (i) options, warrants, restricted stock units, and director stock units to purchase up to an aggregate of 28,214,266 Common Shares; and (ii) a co-investment right in favour of BCP Innovation Pte. Ltd., no person now has, or will immediately following the Transaction Closing Date have, any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement or option for the purchase, acquisition, subscription for or issue of any Common Shares or other securities of the Corporation.

3.7	No Pre-emptive Rights.

The issue of the Purchased Shares will not be subject to any pre-emptive right or other contractual right to purchase securities granted by the Corporation or to which the Corporation is subject.

3.8	Registration Rights.

No person has, or will immediately following the Transaction Closing Date have, any rights to require qualification for distribution under Securities Laws its Common Shares.

3.9	Transfer Agent.

Computershare Investor Services Inc. has been duly appointed by the Corporation as the registrar and transfer agent for the Common Shares.

3.10	Subsidiaries.

The Subsidiaries are the only subsidiaries of the Corporation. The Corporation does not beneficially own or exercise control or direction over 10% or more of the outstanding voting shares of any person or company other than the Subsidiaries, and the Corporation beneficially owns, directly or indirectly 100% of the issued and outstanding equity securities of the Subsidiaries, with the exception of Minera Exar SA in which the Corporation owns, directly and indirectly, 50% of the issued and outstanding equity securities. All such equity securities are, in each case, owned free and clear of all Liens, have been duly authorized and are validly issued and are outstanding as fully paid and non-assessable shares.

3.11	Issue of Purchased Shares.

Prior to the Time of Closing, all necessary corporate action shall have been taken to authorize the issue and sale of the Purchased Shares and the delivery of a certificate representing the Purchased Shares. At the Time of Closing and upon payment of the requisite consideration therefor, the Purchased Shares will be validly issued as fully paid and non-assessable Common Shares and will have been issued in compliance with all applicable laws and not in violation of or subject to any pre-emptive or similar right that entitles any person to acquire from the Corporation any Common Shares or other security of the Corporation, or any security convertible into, or exercisable for, Common Shares or any other such security of the Corporation.

3.12	Consents, Approvals and Conflicts.

None of the offering and sale of the Purchased Shares, the execution and delivery of this Agreement, the execution and delivery of the Investor Rights Agreement, the compliance by the Corporation with and performance of its obligations under the provisions of this Agreement and the Investor Rights Agreement or the consummation of the transactions contemplated herein and therein including, without limitation, the issue of the Purchased Shares do or will (i) require the consent, approval, authorization, order or agreement of, or registration, filing or qualification with, any governmental agency, body or authority, court, stock exchange, securities regulatory authority or other person, except such as may be required under the policies of the TSX and will be obtained by the Transaction Closing Date and such consent of SQM Potassium SA as may be required under the Shareholders Agreement, or (ii) conflict with or result in any breach or violation of any of the provisions of, or constitute a default under or create a state of facts which, after notice or lapse of time or both, will result in any breach or violation of or default under, any indenture, mortgage, deed of trust, lease or other agreement or instrument to which the Corporation or any Subsidiary is a party or by which any of them or any of the properties or assets thereof is bound, or the notice of articles, articles or by-laws or any other constating document of the Corporation or any Subsidiary or any resolution passed by the directors (or any committee thereof) or shareholders of the Corporation or any Subsidiary, or any statute or any judgment, decree, order, rule, policy or regulation of any court, governmental authority, arbitrator, stock exchange or securities regulatory authority applicable to the Corporation or any Subsidiary or any of the properties or assets thereof, which could have a Material Adverse Effect.

3.13	Authority and Authorization.

The Corporation has all requisite corporate power and capacity to enter into and deliver this Agreement and the Investor Rights Agreement and to do all acts and things and execute and deliver all documents as are required hereunder and thereunder to be done, observed, performed or executed and delivered by it in accordance with the terms hereof and thereof and the Corporation has taken all necessary corporate action to authorize the execution and delivery of, and performance of its obligations under, this Agreement and the Investor Rights Agreement and to observe and perform its obligations under this Agreement and the Investor Rights Agreement in accordance with the provisions hereof and thereof including, without limitation, the issue of the Purchased Shares.

3.14	Validity and Enforceability.

This Agreement has been, and at the Time of Closing the Investor Rights Agreement will be, duly authorized, executed and delivered by the Corporation and constitutes or will constitute, respectively, a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms (except in any case as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by equitable principles).

3.15	Public Disclosure.

The Corporation is in compliance in all material respects with all of its disclosure obligations under the Applicable Securities Laws. Each of the Disclosure Documents is, as of the date thereof, in compliance in all material respects with the Applicable Securities Laws and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. There is no material fact of specific application to the Corporation known to the Corporation which the Corporation has not publicly disclosed which materially adversely affects, or so far as the Corporation can reasonably foresee, could materially adversely affect, the assets, liabilities (contingent or otherwise), affairs, business, capital, condition (financial or otherwise), operations or prospects of the Corporation or the ability of the Corporation to perform its obligations under this Agreement. The material contracts of the Corporation (collectively, the “Material Contracts”) consist of the Shareholders Agreement and those other contracts disclosed in the Disclosure Documents and filed with the Securities Commissions at www.sedar.com.

3.16	Timely Disclosure.

The Corporation is in compliance in all material respects with all timely disclosure obligations under Applicable Securities Laws and, without limiting the generality of the foregoing, there has not occurred any material change in the assets, liabilities (absolute, accrued, contingent or otherwise), affairs, business, capital, condition (financial or otherwise), operations or prospects of the Corporation and its Subsidiaries taken as a whole, and no event has occurred or circumstance exists which could reasonably be expected to result in such a material change, which has not been publicly disclosed and none of the Disclosure Documents filed by or on behalf of the Corporation pursuant to Applicable Securities Laws contain a misrepresentation at the date of the filing thereof. The Corporation has not filed a material change report with any of the Securities Commissions that has not been made public.

3.17	No Cease Trade Order.

No order or ruling preventing, ceasing or suspending trading in any securities of the Corporation or prohibiting the issue and sale of securities by the Corporation has been issued and no proceedings or investigations for such purposes have been instituted or, to the knowledge of the Corporation, are pending, contemplated or threatened.

3.18	Financial Statements.

The Corporation’s audited financial statements for the fiscal year ended September 30, 2015 (the “Audited Financial Statements”) and all notes thereto (i) comply as to form in all material respects with the requirements of Applicable Securities Laws, (ii) are complete and accurate in all material respects, contain no misrepresentations and present fairly, in all material respects, the financial position, the results of operations and cash flows and the shareholders’ equity and other information of the Corporation, on a consolidated basis, purported to be shown therein at the respective dates and for the respective periods to which they apply, (iii) have been prepared in conformity with IFRS, consistently applied throughout the periods covered thereby, and all adjustments necessary for a fair presentation of the results for such periods have been made in all material respects, (iv) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation, and (v) are in accordance with the books, records and accounts of the Corporation. There has been no change in accounting policies or practices of the Corporation since September 30, 2015 and the Corporation does not have any material liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, required to be disclosed under IFRS, which are not disclosed or referred to in the Audited Financial Statements.

3.19	Auditors.

PricewaterhouseCoopers LLP, the Corporation’s current auditors, who audited the Audited Financial Statements and who provided their audit report thereon, are independent public accountants as required under Applicable Securities Laws and there has not, during the last two financial years, been a reportable disagreement (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) between the Corporation and its auditor.

3.20	Changes in Financial Position.

Since September 30, 2015, except as disclosed in the Disclosure Documents, the Corporation has not (i) paid or declared any dividend or incurred any material capital expenditure or made any commitment therefor, other than in the ordinary course of business of the Corporation; (ii) incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the ordinary course of business and which is not, and which in the aggregate are not, material; or

(iii)	entered into any material transaction.

3.21	Internal Controls.

The Corporation maintains a system of internal accounting and other controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accounting for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Corporation reasonably believes that its internal controls over financial reporting are effective and the Corporation is not aware of any material weakness in their respective internal controls over financial reporting. Since the initial implementation of the Corporation’s internal controls over financial reporting, there has been no change in the Corporation’s internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

3.22	Books and Records.

The minute books and corporate records of the Corporation and the Subsidiaries are true and correct in all material respects and contain all minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Corporation and the Subsidiaries as at the date hereof and at the Transaction Closing Date will contain all minutes of all meetings and all resolutions of the directors (and any committees of such directors) and shareholders of the Corporation and the Subsidiaries.

3.23	Insolvency.

No act or proceeding has been taken by or against the Corporation or any of its Subsidiaries in connection with its liquidation, winding-up or bankruptcy, including without limitation, that neither the Corporation nor any of its Subsidiaries has committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any action to be declared bankrupt or wound up, taken any action to have a receiver appointed of any of the assets thereof, had any person holding any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it.

3.24	No Contemplated Changes.

Except as disclosed in the Disclosure Documents, none of the Corporation or any Subsidiary has approved or has entered into any agreement in respect of (i) the purchase of material assets or any interest therein or, the sale, transfer or other disposition of any material portion of its assets or any interest therein currently owned, directly or indirectly, by the Corporation or any Subsidiary whether by asset sale, transfer of shares or otherwise; or (ii) the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Corporation or any Subsidiary or otherwise) of the Corporation or any Subsidiary.

3.25	Taxes and Tax Returns.

The Corporation and each Subsidiary has filed in a timely manner all necessary tax returns in accordance with applicable laws and notices and has paid all applicable taxes of whatsoever nature for all tax years prior to the date hereof to the extent that such taxes have become due or have been alleged to be due. The Corporation is not aware of any Lien for taxes, tax deficiencies interest or penalties accrued or accruing, or alleged to be accrued or accruing, thereon where, in any of the above cases, it might reasonably be expected to have a Material Adverse Effect and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by any of them or the payment of any material tax, governmental charge, penalty, interest or fine against any of them. There are no material actions, suits, proceedings, investigations or claims now threatened or, to the knowledge of the Corporation, pending against the Corporation or any Subsidiary which could result in a material liability in respect of taxes, charges or levies of any governmental authority, penalties, interest, fines, assessments or reassessments or any matters under discussion with any governmental authority relating to taxes, governmental charges, penalties, interest, fines, assessments or reassessments asserted by any such authority and the Corporation and each Subsidiary has withheld (where applicable) from each payment to each of the present and former officers, directors, employees and consultants thereof the amount of all taxes and other amounts, including, but not limited to, income tax and other deductions, required to be withheld therefrom, and has paid the same or will pay the same when due to the proper tax or other receiving authority within the time required under applicable tax legislation.

3.26	Compliance with Laws, Licenses and Permits.

The Corporation and each Subsidiary has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules, regulations, tariffs, orders and directives of each jurisdiction in which it carries on business and possesses all material approvals, consents, certificates, registrations, authorizations, permits, licenses, waivers, exemptions and entitlements issued by the appropriate provincial, state, municipal, federal or other regulatory agency or body necessary to carry on the business currently carried on by it, is in compliance in all material respects with the terms and conditions of all such approvals, consents, certificates, authorizations, permits and licenses and with all laws, regulations, tariffs, rules, orders and directives material to the operations thereof. None of the Corporation or any Subsidiary has received any notice of the modification, revocation or cancellation of, or any intention to modify, revoke or cancel or any proceeding relating to the modification, revocation or cancellation of any such approval, consent, certificate, authorization, registration, permit, license, waiver, exemption or entitlement. All of such approvals, consents, certificates, registrations, authorizations, permits, licenses, waivers, exemptions and entitlements are and will be as of the Transaction Closing Date in full force and effect and with no material default thereunder.

3.27	Agreements and Actions.

None of the Corporation or any Subsidiary is in violation of any term of any constating document thereof. Neither the Corporation nor any Subsidiary is in violation of any material term or provision of any agreement, indenture or other instrument applicable to it. Neither the Corporation nor any Subsidiary is in default in the payment of any material obligation owed which is now due, if any, and except for certain potential claims with respect to the Lithium Nevada Project that the Corporation considers to be without merit, there is no action, suit, proceeding or investigation commenced, threatened or, to the knowledge of the Corporation, pending which, individually or in the aggregate, might result in any Material Adverse Effect or in any material liability on the part of the Corporation or any Subsidiary or which places, or could reasonably be expected to place, in question the validity or enforceability of this Agreement, the Investor Rights Agreement or any other document or instrument delivered, or to be delivered, by the Corporation pursuant hereto.

3.28	Owner of Property.

The Corporation and its Subsidiaries are the absolute legal and beneficial owners of, and have good and marketable title to or a valid leasehold interest in all of their respective material property and assets, including the Projects, and the material property, mineral and other rights or interests relating thereto, as the properties are described in the Disclosure Documents (collectively, the “Property Rights”), free of all material Liens, other than those described in the Disclosure Documents, and no other material property rights or interests are necessary for the conduct of the business of the Corporation or any Subsidiary, as currently conducted. Neither the Corporation nor any Subsidiary knows of any material claim or the basis for any material claim that might or could reasonably be expected to adversely affect the right thereof to use, transfer or otherwise exploit the Property Rights, except for certain potential claims with respect to the Lithium Nevada Project that the Corporation considers to be without merit and except as disclosed in the Disclosure Documents; and neither the Corporation nor any Subsidiary has any current responsibility or obligation to pay any outstanding material commission, royalty, licence fee or similar payment to any person with respect to the Project and the property rights thereof except pursuant to applicable legislation or as has been disclosed in the Disclosure Documents.

3.29	Mineral Rights.

Except as set forth in the Disclosure Documents, the Corporation and its Subsidiaries hold freehold title, leases, licences, mining claims or other conventional property, proprietary or contractual interests or rights relating to the Cauchari Project, recognized in the jurisdiction in which the Cauchari Project is located, under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Corporation or any Subsidiary to explore the minerals relating thereto, the property, leases or claims and all property, leases or claims in which the Corporation or any Subsidiary has any interest or right have been validly applied for and, if issued, to the knowledge of the Corporation, issued in accordance with all applicable laws and are valid and subsisting. The Corporation and its Subsidiaries have or have applied for all necessary surface rights, access rights and other necessary rights and interests relating to the Cauchari Project, granting the Corporation and its Subsidiaries the right and ability to conduct exploration and development as are appropriate in view of the rights and interest therein of the Corporation or any Subsidiary and the current state of exploration, with only such exceptions as do not materially interfere with the use made by the Corporation or any Subsidiary of the rights or interests so held and each of the proprietary interests or rights and each of the documents, agreements, leases, instruments and obligations relating thereto referred to above is currently in good standing, free and clear of any Liens, in the name of the Corporation or a Subsidiary, except the Liens disclosed in the Disclosure Documents.

3.30	Property Agreements.

Any and all of the agreements and other documents and instruments pursuant to which the Corporation or any Subsidiary holds in the Cauchari Project, (including any interest in, or right to earn an interest therein) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof (subject to customary qualifications and exceptions). Neither the Corporation is in default of any of the material provisions of any such agreements, documents or instruments nor, to the knowledge of the Corporation, is any default currently being alleged, and such properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated. All leases, licences and claims pursuant to which the Corporation or any Subsidiary derives the interests thereof in such property and assets are in good standing and, to the knowledge of the Corporation, there has been no material default under any such lease, licence or claim and all taxes required to be paid with respect to such properties and assets to the date hereof have been paid. The Cauchari Project (or any interest therein, or right to earn an interest therein) is not subject to any right of first refusal or purchase or acquisition right, except as set forth in the Disclosure Documents.

3.31	Technical Disclosure.

The Projects are the only material mineral projects of LAC. The Corporation is in compliance in all material respects with the provisions of NI 43-101 and has filed all technical reports required thereby.

3.32	No Defaults.

None of the Corporation or any Subsidiary is in default of any material term, covenant or condition under or in respect of any judgement, order, agreement or instrument to which it is a party or to which it or any of the property or assets thereof are or may be subject, and to the knowledge of the Corporation, no event has occurred and is continuing, and no circumstance exists which has not been waived, which constitutes a default in respect of any commitment, agreement, document or other instrument to which the Corporation or any Subsidiary is a party or by which it is otherwise bound entitling any other party thereto to accelerate the maturity of any material amount owing thereunder or which could, individually or in the aggregate, have a Material Adverse Effect.

3.33	Compliance with Employment Laws.

Except as disclosed in the Disclosure Documents, the Corporation and each Subsidiary is in compliance with all laws and regulations respecting employment and employment practices, terms and conditions of employment, pay equity and wages, and has not and is not engaged in any unfair labour practice, there is no labour strike, dispute, slowdown, stoppage, complaint or grievance pending or, to the best of the knowledge of the Corporation, threatened against the Corporation or any Subsidiary. There are no outstanding orders under any employment or human rights legislation in any jurisdiction in which the Corporation or any Subsidiary carries on business or has employees.

3.34	Employee Plans.

Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, pension, incentive or otherwise contributed to, or required to be contributed to, by the Corporation or any Subsidiary for the benefit of any current or former officer, director, employee or consultant of the Corporation has been maintained in material compliance with the terms thereof and with the requirements prescribed by any and all statutes, orders, rules, policies and regulations that are applicable to any such plan.

3.35	Work Stoppage.

Except as disclosed in the Disclosure Documents, there has not been, and there is not currently, any labour trouble that could reasonably be expected to have an adverse effect on the conduct of the business of the Corporation or any Subsidiary.

3.36	Environmental Compliance.

Except as disclosed in the Disclosure Documents or where it would not, individually or in the aggregate, result in a Material Adverse Effect:

(i) the property, assets and operations of the Corporation and its Subsidiaries comply in all material respects with all applicable Environmental Laws (which term means and includes, without limitation, any and all applicable federal, provincial, municipal or local laws, statutes, regulations, treaties, orders, judgments, decrees, ordinances, official directives and all authorizations relating to the environment, occupational health and safety, or any Environmental Activity (which term means and includes, without limitation, any past or present activity, event or circumstance in respect of a Contaminant (which term means and includes, without limitation, any pollutants, hazardous, dangerous or toxic substances, wastes or materials, liquid wastes or contaminants or any other matter including any of the foregoing, as defined or described as such pursuant to any Environmental Law), including, without limitation, the storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation thereof, or the release, escape, leaching, dispersal or migration thereof into the natural environment, including the movement through or in the air, soil, surface water or groundwater));

(ii) the Corporation and its Subsidiaries have obtained all licences, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws (the “Environmental Permits”) necessary for the operation of the businesses carried on by the Corporation and its Subsidiaries as at the date hereof, and each Environmental Permit is valid, subsisting and in good standing and, to the knowledge of the Corporation, neither the Corporation nor any Subsidiary is in default or breach of any Environmental Permit and, to the knowledge of the Corporation, no proceeding is pending or threatened to revoke or limit any Environmental Permit;

(iii) to the knowledge of the Corporation, the Corporation or any Subsidiary has not received any notice of, any claim, judicial or administrative proceeding, pending or threatened against, or which may affect, either the Corporation or any Subsidiary or any of the property, assets or operations thereof, relating to, or alleging any violation of any Environmental Laws, the Corporation is not aware of any facts which could give rise to any such claim or judicial or administrative proceeding and neither the Corporation nor any Subsidiary nor any of the property, assets or operations thereof is the subject of any investigation, evaluation, audit or review by any Governmental Entity to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any Contaminant into the environment, except for compliance investigations conducted in the normal course by any Governmental Entity;

(iv) the Corporation and its Subsidiaries have not given or filed any notice under any federal, state, provincial or local law with respect to any Environmental Activity, none of the Corporation or any Subsidiary has any liability (whether contingent or otherwise) in connection with any Environmental Activity and, to the knowledge of the Corporation, no notice has been given under any federal, state, provincial or local law or of any liability (whether contingent or otherwise) with respect to any Environmental Activity relating to or affecting the Corporation or any Subsidiary or the property, assets, business or operations thereof;

(v) except for storage of fuel, oil, food waste and gray water, the Corporation and its Subsidiaries do not store any hazardous or toxic waste or substance on the property thereof and have not disposed of any hazardous or toxic waste, in each case in a manner contrary to any Environmental Laws, and there has been no storage, generation, transportation, handling, use, treatment, disposal, discharge, emission, contamination, release or other activity involving any Contaminants on any of the premises at which the Corporation or any Subsidiary carries on business, in each case other than in compliance with Environmental Laws; and

(vi) the Corporation and its Subsidiaries are not subject to any contingent or other liability relating to non-compliance with Environmental Laws.

3.37	No Litigation.

Except as disclosed in the Disclosure Documents and certain potential claims with respect to the Lithium Nevada Project that the Corporation considers to be without merit, there are no claims, actions, suits, proceedings, inquiries or investigations existing, pending or, to the knowledge of the Corporation, threatened against the Corporation or any Subsidiary and any of the property or assets thereof or to which the Corporation or any Subsidiary is a party, at law or equity, or before or by any court, federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may in any way materially adversely affect the assets, liabilities (contingent or otherwise), affairs, business, capital, condition (financial or otherwise), operations or prospects of the Corporation or the business of the Corporation or any Subsidiary or the ability of any of them to perform the obligations thereof and none of the Corporation or any Subsidiary is subject to any judgement, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Entity.

3.38	Intellectual Property.

The Corporation or a Subsidiary owns or possesses adequate enforceable rights to use all trademarks, copyrights and trade secrets used or proposed to be used in the conduct of the business thereof and, to the knowledge of the Corporation, neither the Corporation nor any Subsidiary is infringing upon the rights of any other person with respect to any such trademarks, copyrights or trade secrets and no other person has infringed any such trademarks, copyrights or trade secrets.

3.39	Non-Arm’s Length Transactions.

Except as disclosed in the Disclosure Documents, neither the Corporation nor any Subsidiary owes any amount to, nor has the Corporation or any Subsidiary any present loans to, or borrowed any amount from or is otherwise indebted to, any officer, director, employee or securityholder of the Corporation or any person not dealing at “arm’s length” (as such term is defined in the Income Tax Act (Canada)) with any of them except for usual employee reimbursements and compensation paid or other advances of funds in the ordinary and normal course of the business of the Corporation or any Subsidiary. Except as disclosed in the Disclosure Documents and usual employee or consulting arrangements made in the ordinary and normal course of business, neither the Corporation nor any Subsidiary is a party to any contract, agreement or understanding with any officer, director, employee or securityholder of the Corporation or any other person not dealing at arm’s length with any of them. No officer, director, employee or securityholder of the Corporation or any Subsidiary has any cause of action or other claim whatsoever against, or owes any amount to, the Corporation or any Subsidiary except for claims in the ordinary and normal course of the business of the Corporation or any Subsidiary such as for accrued vacation pay or other amounts or matters which would not be material to the Corporation.

3.40	Insurance.

The Corporation and its Subsidiaries maintain insurance against loss of, or damage to, their tangible assets on a replacement cost basis in accordance with industry standards in such amounts and covering such risks as the Corporation reasonably considers adequate for the conduct of its business, and all of the policies in respect of such insurance coverage are in good standing in all respects and not in default except in each case as could not reasonably be expected to have a Material Adverse Effect. There are no material claims by the Corporation or the Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause.

3.41	Foreign Corrupt Practices Act.

None of the Corporation, any Subsidiary or, to the knowledge of the Corporation, any director, officer, agent, employee, affiliate or other person acting on behalf of the Corporation or a Subsidiary is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or the Corruption of Foreign Public Officials Act (Canada), as amended (the “CFPOA”) and the Corporation and each of its Subsidiaries have conducted their businesses in compliance with the FCPA or the CFPOA and have instituted and maintain policies and procedures designed to ensure continued compliance therewith.

3.42	Money Laundering Laws.

The operations of the Corporation and each Subsidiary are, and have been conducted at all times in compliance with the financial record-keeping and reporting requirements of anti-money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity to which the Corporation or any Subsidiary is subject, and the Proceeds of

Crime (Money Laundering) and Terrorist Financing Act (Canada) (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any Governmental Entity or body or arbitrator involving the Corporation or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Corporation, threatened.

4.	REPRESENTATIONS AND WARRANTIES OF GANFENG

Ganfeng represents and warrants to the Corporation as set out below and acknowledges that the Corporation is relying on such representations and warranties in connection with the sale by the Corporation of the Purchased Shares.

4.1	Legal Capacity.

Ganfeng has the legal capacity to enter into and execute this Agreement and perform its obligations hereunder and under any other instruments delivered pursuant hereto. Ganfeng is purchasing the Purchased Shares as principal and not for the benefit of others and has not been created for the purposes of avoiding the prospectus, registration or any similar requirements of any applicable securities laws.

4.2	Authorization.

Ganfeng has the power and capacity to enter into this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized by Ganfeng. This Agreement has been duly executed and delivered by Ganfeng and is a legal, valid and binding obligation of Ganfeng, enforceable against Ganfeng by the Corporation and in accordance with its terms (except in any case as enforcement hereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by equitable principles).

4.3	No Violation.

The execution and delivery of this Agreement by Ganfeng and the consummation of the transactions provided for herein will not result in the violation of, or constitute a default under or conflict with or cause the acceleration of any obligation of Ganfeng under:

(a)	any provision of the constating documents or by-laws or resolutions of the board of directors (or any committee thereof) or shareholders of Ganfeng, as applicable;

(b)	any judgment, decree, order or award of any court, governmental body or arbitrator having jurisdiction over Ganfeng; or

(c)	any applicable law, statute, ordinance, regulation or rule to which Ganfeng is subject.

4.4	Consents and Approvals.

Other than as described in this Agreement, there is no requirement for Ganfeng to make any filing with, give any notice to or obtain any license, permit, certificate, registration,

authorization, consent or approval of, any governmental or regulatory authority as a condition to the lawful consummation of the transactions contemplated by this Agreement.

4.5	No Purchase or Offer in United States.

Ganfeng is not, and is not purchasing the Purchased Shares for the account or benefit of, a U.S. Person under the U.S. Securities Act or for resale in the United States or to a U.S. Person in violation of United States federal or state securities laws, was not offered the Purchased Shares in the United States, at the time the purchase order originated was outside the United States, did not execute or deliver this Agreement or related documents in the United States and confirms that no act, solicitation, conduct or negotiation directly or indirectly in furtherance of the purchase of the Purchased Shares hereunder has occurred in the United States.

Ganfeng acknowledges that the Purchased Shares have not been, nor will they be, registered under the U.S. Securities Act or the securities laws of any state, and may not be offered or sold in the United States or to a U.S. Person, unless an exemption from the registration requirements under the U.S. Securities Act and applicable state securities laws is available, and agrees not to offer, or sell the Purchased Shares in the United States or to a U.S. Person, unless the Corporation consents to such offer or sale and an exemption from registration under the U.S. Securities Act and applicable state securities laws is available.

4.6	Resale Restrictions.

Ganfeng has been advised to consult its own legal advisors with respect to trading in the Purchased Shares and with respect to the resale restrictions imposed by Applicable Securities Laws, and acknowledges that no representation has been made respecting the applicable hold periods imposed by Applicable Securities Laws or other resale restrictions applicable to such securities which restrict the ability of Ganfeng to resell the Purchased Shares. Ganfeng is solely responsible to find out what these restrictions are, and Ganfeng is solely responsible (and LAC is in no way responsible) for compliance with applicable resale restrictions. Ganfeng is aware that it may not be able to resell the Purchased Shares except in accordance with limited exemptions under the Applicable Securities Laws and other applicable securities laws.

4.7	No Proceeds of Crime.

The funds representing the Subscription Amount which will be advanced by Ganfeng to the Corporation hereunder, as applicable, will not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLTFA”) and Ganfeng acknowledges that the Corporation may in the future be required by law to disclose Ganfeng’s name and other information relating to this Agreement and Ganfeng’s subscription hereunder, on a confidential basis, pursuant to the PCMLTFA.

4.8	Status as Insider.

Ganfeng acknowledges that as a result of its acquisition of the Purchased Shares it may be considered an “insider” of the Corporation for the purposes of Applicable Securities Laws.

5.	ACKNOWLEDGEMENTS OF GANFENG

Ganfeng acknowledges and agrees that:

(a)

(i) no agency, governmental authority, regulatory body, stock exchange or other entity has made any finding or determination as to the merit for investment of, nor have any such agencies or governmental authorities made any recommendation or endorsement with respect to the Purchased Shares; (ii) there is no government or other insurance covering the Purchased Shares; and (iii) there are risks associated with the purchase of the Purchased Shares;

(b)

the purchase of the Purchased Shares has not been or will not be (as applicable) made through, or as a result of, and the distribution of the Purchased Shares is not being accompanied by, a general solicitation or advertisement including articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

(c)

no prospectus or other offering document has been filed by the Corporation with a securities commission or other securities regulatory authority in any province of Canada, or any other jurisdiction in or outside of Canada in connection with the issuance of the Purchased Shares, and such issuance is exempt from the prospectus requirements otherwise applicable under the provisions of Applicable Securities Laws and, as a result, in connection with its purchase of the Purchased Shares hereunder, as applicable:

(i)	Ganfeng is restricted from using most of the protections, rights and remedies available under Applicable Securities Laws including, without limitation, statutory rights of rescission or damages;

(ii)

Ganfeng will not receive information that may otherwise be required to be provided to Ganfeng under applicable Securities Laws or contained in a prospectus prepared in accordance with Applicable Securities Laws; and

(iii)	the Corporation is relieved from certain obligations that would otherwise apply under such Applicable Securities Laws;

(d)

the Purchased Shares are being offered for sale only on a “private placement” basis. The Purchased Shares will be subject to certain resale restrictions under Applicable Securities Laws. For purposes of complying with Applicable Securities Laws, including National Instrument 45-102 – Resale of Securities, Ganfeng understands and acknowledges that the certificates representing the Purchased Shares issued at the Transaction Closing Date, or if no certificate representing the Purchased Shares is to be delivered to Ganfeng, a written notice delivered to Ganfeng at the Transaction Closing Date shall bear the following legend (and any additional legend that may be required by the TSX):

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [THE DATE THAT IS FOUR MONTHS PLUS A DAY AFTER THE DISTRIBUTION DATE].”

6.	CONDITIONS OF CLOSING AND COVENANTS

6.1	Conditions of Closing in Favour of Ganfeng.

The purchase and sale of the Purchased Shares issuable and the other transactions contemplated on the Transaction Closing Date is subject to the following terms and conditions for the exclusive benefit of Ganfeng, to be fulfilled or performed by the Corporation at or prior to the Time of Closing:

(a)

Representations and Warranties. The representations and warranties of the Corporation contained in this Agreement shall be true and correct in all material respects at the Time of Closing, with the same force and effect as if such representations and warranties were made at and as of such time and a certificate of an officer of the Corporation shall be delivered to Ganfeng at the Time of Closing in this respect;

(b)	Covenants. All of the terms, covenants and conditions of this Agreement to be complied with or performed by the Corporation at or before the Time of Closing shall have been complied with or performed;

(c)

Material Adverse Change. No Material Adverse Effect shall have occurred since the date of the Audited Financial Statements and a certificate of an officer of the Corporation shall be delivered to Ganfeng at the Time of Closing in this respect;

(d)

No Action or Proceeding. No legal or regulatory action or proceeding shall be pending or threatened by any person which would, in the opinion of Ganfeng, acting reasonably, enjoin, restrict or prohibit the purchase and sale of the Purchased Shares contemplated hereby;

(e)	China Approval. Ganfeng shall have received all necessary government foreign exchange approvals to fund the Loan Agreement and complete the share subscription on the Transaction Closing Date;

(f)

Regulatory Approval. The Corporation shall have obtained all regulatory approvals to permit the issuance of the Purchased Shares and the other transactions contemplated hereunder, including without limitation the conditional approval of the TSX;

(g)

Corporate Approvals. The Corporation shall have obtained all necessary resolutions or consents of the directors of the Corporation, which shall have been duly passed or obtained by the requisite majority in accordance with applicable law;

(h)	Compliance with Agreement. The Corporation shall be in compliance in all material respects with its obligations under this Agreement;

(i)	Agreement Deliveries. The Corporation and Ganfeng shall have settled the definitive form of the Off-Take Agreement and Loan Agreement; and

(j)	Officer’s Certificate. Ganfeng shall have received at the Time of Closing a certificate of an officer of the Corporation dated as of the Transaction Closing Date and attaching the constating documents of the Corporations, all resolutions of directors relating to this Agreement, the other agreements contemplated hereunder, and such other matters as Ganfeng may reasonably request.

6.2	Condition of Closing in Favour of the Corporation.

(a)

The purchase and sale of the Purchased Shares issuable on the Equity Installment Date is subject to the condition that the Corporation has obtained conditional approval of TSX for the issue of such Purchased Shares, which condition is for the exclusive benefit of LAC.

(b)

The purchase and sale of the Purchased Shares on the Transaction Closing Date and completion of the other transactions contemplated on the Transaction Closing Date is subject to the following conditions that are for the exclusive benefit of LAC: (i) the representations and warranties of Ganfeng contained in this Agreement shall be true and correct in all material respects at the Time of Closing with the same force and effect as if such representations and warranties were made at and as of such time and a certificate of Ganfeng shall be delivered to the Corporation in this respect; (ii) the Corporation shall have obtained all required regulatory approvals, including approval of TSX; and (iii) the Corporation and Ganfeng shall have settled the definitive form of the Off-Take Agreement and the Loan Agreement.

7.	CLOSING ARRANGEMENTS

7.1	Place of Closing.

The Closing shall take place at the offices of Cassels Brock & Blackwell LLP, counsel to LAC, at 2200 – 885 West Georgia Street, Vancouver, BC.

7.2	Equity Installment.

The completion of the purchase and sale of the Purchased Shares contemplated by Section 2.1(a) will occur on the Equity Installment Date, with LAC delivering a share certificate representing the relevant Purchased Shares against wire transfer of the applicable portion of the Subscription Amount.

7.3	Transaction Closing Deliveries.

At the Time of Closing, upon fulfillment of all conditions set out in Section 6.1 or 6.2 which have not been waived in writing by Ganfeng or the Corporation, as the case may be, the Parties shall deliver the following:

(a)	LAC shall deliver to Ganfeng:

(i)

a certificate respecting the Purchased Shares purchased by Ganfeng, or if no certificate representing the Purchased Shares is to be delivered to Ganfeng, a written notice delivered to Ganfeng, bearing applicable legends;

(ii)	executed copies of the Off-Take Agreement, Loan Agreement and Investor Rights Agreement, as well as such other agreements and documents as are deliverable in connection with those agreements;

(iii)	the officer’s certificates required by Section 6.1(j); and

(iv)	such other documents as Ganfeng may reasonably require.

(b)	Ganfeng shall deliver to LAC:

(i)	wire transfer of the balance of the Subscription Amount;

(ii)	executed copies of the Off-Take Agreement, Loan Agreement and Investor Rights Agreement, as well as such other agreements and documents as are deliverable in connection with those agreements;

(iii)	the officer’s certificate contemplated by Section 6.2(b); and

(iv)	such additional documents as the Corporation may reasonable require.

8.	SURVIVAL OF REPRESENTATIONS AND WARRANTIES

The representations, warranties and covenants contained in this Agreement and in all certificates and documents delivered pursuant to or contemplated by this Agreement shall survive the Closings and shall terminate at the expiration of one year following the Transaction Closing Date; provided, however, that the representations and warranties in: (a) Sections 3.1, 3.2, 3.3, shall survive indefinitely; (b) Sections 3.12, 3.13, 3.14, 3.28, 3.29, 3.30, 3.31 and 3.36, shall survive for a period of two years after the Closings, and (c) Sections 3.25 and 3.34 shall survive for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof) plus 60 days and, notwithstanding such closing nor any investigation made by or on behalf of the Party entitled to the benefit thereof, shall continue in full force and effect for the benefit of the Party entitled to the benefit thereof.

9.	NOTICES

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by electronic communication, addressed as follows:

(a)	if to the Corporation:

Lithium Americas Corp.

Suite 1100, 355 Burrard Street

Vancouver, BC    V6C 2G8

Attention:    Chief Executive Officer

Email:        tom.hodgson@lithiumamericas.com

(b)	if to Ganfeng:

GFL International Co., Ltd.

Room 2103, Tung Chiu Commercial Centre

193 Lockhart Road

Wan Chai, Hong Kong

Attention:    Haibing Shen

Email:          shenhaibing@ganfenglithium.com

with a copy to (which shall not constitute notice)

Goodmans LLP

333 Bay Street, Suite 2400

Toronto, ON M5H 2S7

Attention:    Gesta Abols and Grant McGlaughlin

Email:          gabols@goodmans.ca and gmcglaughlin@goodmans.ca

Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day). Any Party may at any time change its address for service from time to time by giving notice to the other Parties in accordance with this Section 9.

10.	MISCELLANEOUS

10.1	Consultation.

The Corporation and Ganfeng shall consult with each other before issuing any press release or making any other public announcement with respect to this Agreement or the transactions contemplated hereby. Except as required by any applicable law or regulatory requirement, neither the Corporation nor Ganfeng shall issue any other press release or make any such public announcement without the prior written consent of the other, which consent shall not be unreasonably withheld or delayed. It is understood that the Corporation will file a copy of this Agreement and the Investor Rights Agreement with securities regulators in accordance with applicable securities laws.

10.2	Successors and Assigns.

This Agreement shall enure to the benefit of and shall be binding on and enforceable by the Parties and, where the context so permits, their respective successors and permitted assigns. Neither Party may assign any of its rights or obligations hereunder without the prior written consent of the other Party.

10.3	Amendment and Waivers.

No amendment or waiver of any provision of this Agreement shall be binding on any Party unless consented to in writing by such Party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.

10.4	Further Assurances.

Each of the Parties hereto shall promptly do, make, execute, deliver or cause to be done, made, executed or delivered, all such further acts, documents and things as the other Parties hereto may require, acting reasonably, from time to time for the purpose of giving effect to this Agreement and shall use reasonable efforts and take all such steps as may be reasonably within its power to implement to the full extent the provisions of this Agreement.

10.5	Severability.

If any provision hereof is illegal, invalid or unenforceable, such provision shall be deemed to be severed and deleted from this Agreement and such illegality, invalidity or unenforceability shall not in any manner affect the validity or enforceability of the remainder hereof.

10.6	Waiver.

A waiver of any default, breach or non-compliance under this Agreement is not effective unless in writing and signed by the Party to be bound by the waiver. No waiver shall be inferred from or implied by any act or delay in acting by a Party in respect of any default, breach or non-observance or by anything done or omitted to be done by the other Party. The waiver by a Party of any default, breach or non-compliance under this Agreement shall not operate as a waiver of that Party’s rights under this Agreement in respect of any continuing or subsequent default, breach or non-observance (whether of the same or any other nature).

10.7	Counterparts and Facsimile.

This Agreement may be executed in counterparts and each of such counterparts shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument. Counterparts may be executed either in original or faxed form and the Parties adopt any signatures received by a receiving fax machine as original signatures of the Parties.

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IN WITNESS WHEREOF this Agreement has been executed by the Parties on the date first above written.

LITHIUM AMERICAS CORP.

By:	“John A. Kanellitsas”
Name: John A. Kanellitsas
Title: Vice Chairman and President

GFL INTERNATIONAL CO., LTD.

By:	“Wang Xiao Shen”
Name: Wang Xiao Shen
Title: Executive Director

SCHEDULE A

OFF-TAKE AGREEMENT TERMS

(a)

Ganfeng will be entitled to purchase 70% of LAC’s 50% share of actual production from Stage 1 of the Cauchari-Olaroz Project (the “Cauchari Project”). LAC will take all action as necessary to receive its share of the actual production from the Cauchari Project.

(b)

The Agreement will have a term of 20 years from commencement of commercial production at the Cauchari Project extended for any suspensions or force majeure periods. Commercial Production at the Cauchari Project is expected to start in 2019.

(c)	Product will at, a minimum meet, either technical or battery grade specifications (“Specifications”).

(d)

Product deliveries will be lithium carbonate that meets the Specifications (“Product”). LAC will deliver the relevant percentage of its share of production from the Cauchari Project over the course of a calendar year, to be divided into instalments based on timelines set out for the operations of the joint venture at the Cauchari Project. Ganfeng will be provided priority to its allotment of production pro rata with any other off-take purchaser of Product from LAC.

(e)

Ganfeng will provide advance notice to LAC of what it will require of Product for the following calendar year at least four months prior to the commencement of such year. To the extent Ganfeng elects not to take its full entitlement, LAC may sell that entitlement to another customer in its discretion. The amount of Product that Ganfeng designates in its annual notification to LAC will constitute a firm obligation of Ganfeng to purchase all such production.

(f)

Delivery point will be at a port facility in Chile or such other port as agreed to by the parties, and other terms for transport, insurance and related items consistent with industry standards and commercially reasonable for the parties, including those related to transport costs, risk of loss, and passing of title.

(g)	Any disputes over pricing, quality, amounts, and related matters will be referred to a third party referee.

(h)

Pricing, payment terms and other terms will be equivalent to that applicable to Sociedad Quimica y Minera (“SQM”) for its purchase of Product of equal grade from the Cauchari Project. These pricing and terms are to be consistent with that of arm’s length market purchaser. If SQM’s purchase price is no longer deemed arm’s length price by Argentina tax authorities, then pricing will transition to market rates if a benchmark market price for lithium develops in the future.

(i)	Ganfeng will be entitled to conduct product inspections on site with prior notice and have customary access rights to the Cauchari Project.

(j)	LAC may terminate the agreement upon the bankruptcy or insolvency of Ganfeng or a failure to pay for Product and such failure to pay hasn’t been cured within 60 days of notice. Ganfeng may terminate the agreement upon material breach, upon bankruptcy or insolvency and upon prior notice.

(k)	LAC may suspend deliveries upon an event of force majeure. Ganfeng may suspend the taking of delivery upon an event of force majeure.

(l)	LAC may not assign the Off-Take Agreement without the consent of Ganfeng. Ganfeng shall be able to assign to permitted assignees.

(m)	LAC shall not:

(i)	amend or modify the joint venture agreement in connection with the Cauchari Project in any manner that would adversely affect its obligations under this agreement; and

(ii)

directly or indirectly transfer, assign, sell or encumber, its interest in the Cauchari Project joint venture, unless adequate provisions are made to protect off-take rights and assign the obligations to the new owner.

(n)	Off-Take Agreement will be registered on the Cauchari Project to the extent possible, and subject to SQM consent.

(o)

Off-take right to be increased to 80% to the extent that, prior to closing, LAC secures a similar debt and equity financing to that provided by Ganfeng covering the remaining expected capital development costs at Cauchari and there is dilution in Ganfeng’s equity interest in LAC and the applicable anti-dilution right for that equity interest is adjusted accordingly.

(p)

Ganfeng’s lithium purchase entitlement is conditional upon full draw-down of the proceeds of the Loan Agreement to LAC (unless LAC elects to not draw down the loan or re-finances the loan for commercial reasons and not due to a default/delay in funding instalments to LAC).

(q)

Ganfeng has a right of first offer to negotiate financing to fund LAC’s share of capital costs for development of a future expansion of production at the Cauchari Project (Stage 2), in which LAC would also grant a proportionate right to purchase off-take from LAC’s share of production from Stage 2.

(r)	Other customary terms and conditions, including representations and warranties from LAC.

A-2

SCHEDULE B

LOAN AGREEMENT TERMS

Lender:	GFL INTERNATIONAL Co., Ltd. ( Ganfeng Lithium’s wholly owned Hong Kong entity).

Borrower:	Lithium Americas Corp.

Guarantors:

LAC shall set up a wholly-owned subsidiary (the “Guarantor”) and transfer 70% of LAC’s 50% interest in Minera to such subsidiary prior to the Loan Principal drawdown date, provided it can be effected on a tax neutral basis. The Guarantor shall provide to Lender a secured guarantee of the obligations of Borrower to Lender.

Principal Amount:	US$125,000,000

Term:	6 years

Interest Rate:

8% per annum for first three years of term; 8.5% per annum for fourth year of term; 9% per annum for fifth year and 9.5% per annum for sixth year; interest shall accrue on the outstanding principal, calculated semi-annually on a straight-line basis from the date such principal is drawn.

Use of Proceeds:	LAC’s share of Stage 1 project costs at Cauchari, with detailed sources and uses, satisfactory to Lender, to be specified in definitive documents.

Drawdowns:	Drawdowns based on capital development cash calls to a jointly controlled account, then released for use in project development.

Drawdown conditions:	Customary and standard drawdown conditions for a financing of this nature, including without limitation:

• that the Cauchari project is in good standing and there has been no material adverse change with respect to the project or LAC;

• satisfaction with results of standard lien searches against borrower and guarantors;

• delivery of fully executed loan and security documents;

• delivery of customary legal opinions for financings of this nature;

• representations and warranties are true and correct;

• satisfaction with priority position of security and terms and conditions of any subordination agreement or intercreditor agreement required by Lender;

•    delivery of any necessary third party consents, waivers and approvals required by GFL including, without limitation, shareholders, third party creditors, joint venture partners and SQM board approval; and

• evidence of insurance and of GFL being named as first loss payee and additional insured as necessary.

Interest Payment Dates & Repayment Terms:

•    interest shall be payable every six months of each year that any amount of the Loan is outstanding. All interest payments shall be net of any withholding taxes, if applicable (gross-up provisions to be incorporated into loan documents); and

•    during the first three years of the term, no principal shall be repaid; thereafter, the outstanding principal amount of the loan shall be repaid in accordance with an agreed amortization schedule to be incorporated into the loan documents that shall provide for equal, blended, semi-annual payments of principal and interest to Lender, based on cash flow projections of the Cauchari Project (with a portion of the outstanding principal to be refinanced on maturity).

Fees and Commissions:	No additional fees or commissions

Early Repayment:	Following the first anniversary of the initial drawdown, the outstanding principal and interest may be repaid in full by Borrower without penalty.

Security Interest:

(i) pledge of shares of Guarantor, and (ii) first-ranking charge over all assets of Guarantor, provided SQM consent is provided. If no consent, then security interest through a beneficial assignment of LAC’s right to distributions and product off-take from Cauchari.

Positive Covenants:	Usual and customary positive covenants for a loan of this nature, including, without limitation:

• fulfillment of loan obligations, including payment of principal and interest;

• regular reporting on Cauchari Project and any material adverse change;

• maintain interest in Minera in good standing;

B-2

• access to Information (including but not limited to quarterly project reports of engineering and construction for the Cauchari Project); and

• insurance.

No performance standard, production date or similar covenants.

Negative Covenants:	Usual and customary negative covenants for a loan of this nature, including, without limitation:

• no assignment of any assets that are subject to Lender’s security interest, including liens;

• no additional debt to be incurred by Guarantor,except subordinate debt in which proceeds are used to facilitate conduct of business of Minera;

• no material amendments to Minera joint venture agreements; and

• no corporate transactions by Borrower or Guarantor, unless rights under loan and security interest are preserved.

Default:	Usual and customary events of default for a loan of this nature, including without limitation:

• failure to pay;

• material breach that is not cured;

• bankruptcy/insolvency; and

• abandonment or seizure of Cauchari project or loss of required approvals or permits.

Governing Law:	Canada

B-3

SCHEDULE “C”

INVESTOR RIGHTS AGREEMENT

See attached.

INVESTOR RIGHTS AGREEMENT

LITHIUM AMERICAS CORP.

and

GFL INTERNATIONAL CO., LTD.

●, 2017

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1

1.1	Defined Terms	1
1.2	Rules of Construction	4
1.3	Entire Agreement	5
1.4	Governing Law and Submission to Jurisdiction	5
1.5	Severability	6

ARTICLE 2 BOARD OF DIRECTORS		6

2.1	Condition to Exercise of Representation Right	6
2.2	Representation Right	6
2.3	Management to Endorse and Vote	7
2.4	Directors’ Liability Insurance	7
2.5	Board Operations	7

ARTICLE 3 PARTICIPATION RIGHT		8

3.1	Notice of Issuances	8
3.2	Grant of Participation Right	8
3.3	Exercise Notice	9
3.4	Issuance of Participation Right Offered Securities	9
3.5	Issuances Not Subject to Participation Rights	10
3.6	Termination of Participation Right	10

ARTICLE 4 REGISTRATION RIGHTS		10

4.1	Demand Registration Rights	10
4.2	Piggyback Registration Rights	12
4.3	Expenses	13
4.4	Other Sales	13
4.5	Future Registration Rights	13
4.6	Preparation; Reasonable Investigation	13
4.7	Underwriting or Agency Agreements	14
4.8	Sale by Affiliates	15

ARTICLE 5 MISCELLANEOUS		15

5.1	Notices	15
5.2	Amendments and Waivers	16
5.3	Assignment	16
5.4	Successors and Assigns	16
5.5	Expenses	17
5.6	Further Assurances	17
5.7	Right to Injunctive Relief	17
5.8	Counterparts	17

i

INVESTOR RIGHTS AGREEMENT

THIS AGREEMENT made the ● day of ●, 2017

B E T W E E N:

GFL INTERNATIONAL CO., LTD.,

a corporation existing under the laws of Hong Kong,

(the “Investor”),

- and -

LITHIUM AMERICAS CORP.,

a corporation existing under the laws of British Columbia,

(the “Corporation”).

A.

WHEREAS the Corporation and the Investor have entered into an investment agreement dated January 17, 2017 (the “Investment Agreement”) pursuant to which the Corporation has issued to the Investor 75,000,000 common shares in the capital of the Corporation;

B.	AND WHEREAS after giving effect to such issuance the Investor now holds approximately 19.9% of the issued and outstanding common shares of the Corporation;

C.

AND WHEREAS in consideration of the Investor’s agreement to complete the subscription pursuant to the Investment Agreement, the Corporation has agreed to grant certain rights set out herein to the Investor, on the terms and subject to the conditions set out herein;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Defined Terms

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Act” means the Business Corporations Act (British Columbia);

“Affiliate” has the meaning ascribed to such term in the Act, as in effect on the date of this Agreement;

“Applicable Securities Laws” means, collectively, all applicable securities laws of each of the Reporting Jurisdictions and the respective rules and regulations under such laws together with applicable published instruments, notices and orders of the securities regulatory authorities in the Reporting Jurisdictions, and the rules and policies of the Exchange and any other market or marketplace on which securities of the Corporation are traded, listed or quoted;

“Board” means the board of directors of the Corporation;

“Business Day” means any day, other than (a) a Saturday, Sunday or statutory holiday in the Province of British Columbia and (b) a day on which banks are generally closed in the Province of British Columbia;

“Canadian Securities Authorities” means any of the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada in which the Corporation is a reporting issuer (or analogous status);

“Canadian Securities Laws” means all applicable Canadian securities laws, the respective regulations, rules and orders made thereunder, and all applicable policies and notices issued by the Canadian Securities Authorities in the applicable jurisdictions in Canada;

“Common Shares” means the common shares in the capital of the Corporation issued and outstanding from time to time and includes any common shares that may be issued hereafter;

“Demand Registration” has the meaning set forth in Section 4.1;

“Designated Registrable Securities” has the meaning set forth in Section 4.1;

“Dilutive Event” shall have the meaning set out in Section 3.4(a);

“Distribution” means a distribution of Registrable Securities to the public by way of a Prospectus under Canadian Securities Laws in any applicable jurisdictions in Canada;

“Equity Securities” shall mean: (A) any Common Shares, preferred shares or other equity security of the Corporation; (B) any security convertible or exchangeable, with or without consideration, into any Common Shares, preferred shares or other equity security; (C) any security carrying any warrant or right to subscribe to or purchase any Common Shares, preferred shares or other equity security; or (D) any such warrant or right.

“Exchange” means the Toronto Stock Exchange or such other principal stock exchange(s) on which the Common Shares are listed;

“Exercise Notice” shall have the meaning set out in Section 3.3;

“Governmental Entity” means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and stock exchange;

“Investment Agreement” has the meaning set out in the recitals hereto;

“Investor Nominee” shall have the meaning set out in Section 2.2;

“Issuance” shall have the meaning set out in Section 3.1;

“Minimum Qualification Threshold” means that Investor and its Affiliates owns, directly or indirectly, 15% or more of the issued and outstanding Common Shares on the relevant date, excluding from this calculation Common Shares issued after the date of this Agreement pursuant to Dilutive Events;

“Notice Period” shall have the meaning set out in Section 3.3;

“Offered Securities” any equity or voting securities, or securities convertible into equity or voting securities, of the Corporation;

“Offering” shall have the meaning set out in Section 3.1;

“Offering Notice” shall have the meaning set out in Section 3.1;

“Participation Right” shall have the meaning set out in Section 3.2;

“Participation Right Entitlement” means, in respect of each Offering in which an Offering Notice is delivered,

(i)

19.9% of the issued and outstanding Common Shares, unless and until such time as either Investor has failed to acquire all Offered Securities to which it is entitled under the Participation Right for any Offering or Investor has transferred any Common Shares (excluding non-beneficial transfers or re-registration to a nominee); and

(ii)

for each Offering that occurs after the date on which Investor ceases to qualify for (i) above, the percentage ownership interest that Investor holds in the outstanding Common Shares of the Corporation as at the date the applicable Offering Notice is delivered to Investor, to a maximum of 19.9%;

“Person” means and includes any individual, Corporation, limited partnership, general partnership, joint stock Corporation, limited liability Corporation, joint venture,

association, Corporation, trust, bank, trust Corporation, pension fund, business trust or other organization, whether or not a legal entity and any Governmental Entity;

“Piggyback Registrable Securities” has the meaning set forth in Section 4.2;

“Piggyback Registration” has the meaning set forth in Section 4.2;

“Registration Expenses” means the reasonable fees, disbursements and expenses of one set of legal counsel to the Investor and all expenses incurred by the Corporation in connection with a Registration, including (without limitation): (i) all fees, disbursements and expenses payable to any underwriter for an underwritten offering, agent for an agency offering or their respective counsel; (ii) all fees, disbursements and expenses of counsel and the auditor to the Corporation; (iii) all expenses in connection with the preparation, translation, printing and filing of any Prospectus, and the mailing and delivering of copies thereof; (iv) all qualification or filing fees of any Canadian Securities Authority, as applicable; (v) all transfer agents’, depositaries’ and registrars’ fees and the fees of any other agent appointed by the Corporation in connection with a Registration; (vi) all fees and expenses payable in connection with the listing of any Registrable Securities on any stock exchange on which the Common Shares are then listed; (vii) all printing, copying, mailing, messenger and delivery expenses; and (viii) all costs and expenses associated with the conduct of any “road show” related to such Registration;

“Registrable Securities” means:

(i)	any Common Shares issued to or held by the Investor; and

(ii)

any Common Shares issued to the Investor in connection with a stock dividend, stock split, recapitalization, conversion or other similar distribution with respect to, in exchange for, or in replacement of the securities referred to in clause (i) above;

“Reporting Jurisdictions” means each of the Provinces of Canada;

“Request” has the meaning set forth in Section 4.1; and

“Securities Act” means the Securities Act (British Columbia), as amended.

1.2	Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a)

the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b)	references to an “Article” or “Section” followed by a number or letter refer to the specified Article or Section to this Agreement;

(c)	the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)	words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e)	the word “including” is deemed to mean “including without limitation”;

(f)	the terms “party” and “the parties” refer to a party or the parties to this Agreement;

(g)	any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;

(h)

any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(i)	all dollar amounts refer to Canadian dollars;

(j)	all references to a percentage ownership of shares shall be calculated on a non-diluted basis;

(k)

any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(l)	whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.

1.3	Entire Agreement

This Agreement, the Investment Agreement and the confidentiality agreement between the Corporation and the Investor dated February 25, 2016, as amended, constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in the aforesaid agreements.

1.4	Governing Law and Submission to Jurisdiction

(a)	This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

(b)

Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

1.5	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

ARTICLE 2

BOARD OF DIRECTORS

2.1	Condition to Exercise of Representation Right

Investor will be entitled to exercise the director representation right pursuant to this Article 2 unless and until such time as Investor fails at any time to meet the Minimum Qualification Threshold.

2.2 Representation	Right

Subject to Section 2.1, the Investor shall be entitled to designate one nominee (an “Investor Nominee”) for election to the Board in accordance with the following:

(a)

Investor will, from time to time, provide notice to the Corporation of its Investor Nominee, as well as such other information as may be reasonably requested by the Corporation to effect the appointment as set out in this Section 2.2(a), and the Corporation shall thereafter take all steps as may be necessary to include the investor on the management slate for the next election of directors of the Corporation and shall solicit proxies in favour of the election of such Investor Nominee at such meetings;

(b)	the Investor Nominee must be duly qualified to serve as a director pursuant to the Act and Canadian Securities Laws;

(c)	the Investor Nominee will be subject to corporate law requirements and policies applicable to directors of the Corporation;

(d)

in connection with the election of an Investor Nominee, the Corporation shall advise the Investor of the date on which proxy solicitation materials are to be mailed for the purposes of any meeting of shareholders at which directors of the Corporation are to be elected at least fifteen Business Days prior to such mailing date and the Investor shall advise the Corporation of its Investor Nominee at least five Business Days prior to the mailing date. If the Investor does not advise the Corporation of the identity of any Investor Nominee prior to such deadline, then the Investor will be deemed to have nominated its incumbent nominee; and

(e)

in the event that any Investor Nominee shall cease to serve as a director of the Corporation, whether due to such Investor Nominee’s death, disability, resignation or removal, the Investor will be entitled to designate a replacement Investor Nominee to fill the vacancy created by such death, disability, resignation or removal and the Corporation shall take all reasonable steps as may be necessary to nominate and recommend the appointment of the Investor Nominee to the Board of the Corporation after receiving notice of such designation.

2.3	Management to Endorse and Vote

The Corporation agrees that management of the Corporation shall, in respect of every meeting of the shareholders at which directors of the Corporation are to be elected, and at every reconvened meeting following an adjournment thereof or postponement thereof, endorse and recommend any Investor Nominee identified in the proxy materials for election to the Board.

2.4	Directors’ Liability Insurance

An Investor Nominee shall be entitled to the benefit of any directors’ liability insurance and indemnity, on the same terms and conditions, to which other directors of the Corporation are entitled.

2.5	Board Operations

The Corporation agrees and undertakes that, so long as the Investor meets the Minimum Qualification Threshold:

(a)

all notices of Board meetings shall be delivered by hand or transmitted by facsimile or e-mail at least five (5) Business Days prior to the date of the Board meeting. However, emergency Board meetings may be called by the Chairman of the Board in the case of a situation involving matters upon which prompt action is deemed necessary by giving notice at least two (2) Business Days prior to the date of such Board meeting (unless less notice is required in the circumstances). All notices of Board meetings shall specify the time, date and place of the Board meeting and contain a brief but complete summary of all business on the agenda of the Board meeting;

(b)	each director who is not an officer or employee of the Corporation shall be reimbursed by the Corporation for the reasonable travel and other expenses incurred by him to attend Board meetings;

(c)	the Investor Nominee shall be entitled to the same board compensation as other non-management board members; and

(d)

any director may participate in a Board meeting by means of a telephonic, electronic or other communication facility. A director participating by such means is deemed to be present at the Board meeting.

ARTICLE 3

PARTICIPATION RIGHT

3.1	Notice of Issuances

Subject to Section 3.4(a) and 3.6, if the Corporation proposes to issue (the “Issuance”) any Offered Securities pursuant to an debt or Equity Securities financing (public offering or a private placement) (an “Offering”) at any time after the date hereof the Corporation will, as soon as possible after the public announcement of the Issuance, but in any event on the date on which the Corporation files a preliminary prospectus, registration statement or other offering document in connection with an Issuance that constitutes a public offering of Offered Securities, and at least 10 Business Days prior to the expected completion date of the Issuance, give written notice of the Issuance (the “Offering Notice”) to the Investor including, to the extent known by the Corporation, full particulars of the Offering, including the number of Offered Securities, the rights, privileges, restrictions, terms and conditions of the Offered Securities, the price per Offered Security to be issued under the Offering, the expected use of proceeds of the Offering and the expected closing date of the Offering, together with any term sheet on other document to be utilized by the Corporation in connection with the Offering.

3.2	Grant of Participation Right

The Corporation agrees that, subject to Sections 3.4(a) and 3.6 and the receipt of all required regulatory approvals, the Investor (directly or through an Affiliate) has the right (the “Participation Right”) upon receipt of an Offering Notice, to subscribe for and to be issued as part of an Offering at the subscription price per Offered Security pursuant to the Offering and otherwise on substantially the terms and conditions of the Offering:

(a)	in the case of an Offering of Common Shares, up to such number of Common Shares that will allow the Investor to maintain its Participation Right Entitlement upon completion of the Offering; and

(b)

in the case of an Offering of Offered Securities (other than Common Shares), up to such number of Offered Securities that will (assuming conversion, exercise or exchange of all of the convertible, exercisable or exchangeable Offered Securities issued in connection with the Offering and issuable pursuant to this Section 3.2) allow the Investor to maintain its Participation Right Entitlement upon completion of the Offering.

3.3	Exercise Notice

If the Investor wishes to exercise the Participation Right, the Investor shall give written notice to the Corporation (the “Exercise Notice”) of its intention to exercise such right and of the number of Offered Securities the Investor wishes to purchase, and shall subscribe to the Offering within five Business Days after the date of receipt of an Offering Notice, or in the case of a public offering that is a “bought deal”, within three Business Days of receipt of an Offering Notice (the “Notice Period”), failing which the Investor will not be entitled to exercise the Participation Right in respect of such Offering or Issuance. If the Investor elects, or is deemed to have elected, not to exercise its Participation Right in respect of an Offering or Issuance, then the Corporation may complete the Offering without participation of the Investor within ninety (90) Business Days of the expiry of the Notice Period, the Corporation shall not thereafter proceed with such Offering without providing the Investor with another opportunity to exercise its Participation Right; provided that the completion of such Offering is upon the same terms and conditions as those set out in the Offering Notice provided to the Investor by the Corporation.

3.4	Issuance of Participation Right Offered Securities

(a)

If the Corporation receives an Exercise Notice from the Investor within the Notice Period, then the Corporation shall, subject to the receipt and continued effectiveness of all required approvals (including the approval(s) of the Exchange and any required approvals under Applicable Securities Laws and any shareholder approval), which approvals the Corporation shall use all commercially reasonable efforts to promptly obtain (including by applying for any necessary price protection confirmations, seeking shareholder approval (if required) in the manner described below, and shall use its commercially reasonable efforts to cause management and each member of the Board to vote their Common Shares and all votes received by proxy in favour of the issuance of the Offered Securities to the Investor), issue to the Investor, against payment of the subscription price payable in respect thereof and, subject to paragraph (b) below, concurrently with the completion of the Offering, that number of Common Shares or other Offered Securities, as applicable, set forth in the Exercise Notice.

(b)

If the Corporation is required by the Exchange to seek shareholder approval for the issuance of the Offered Securities to the Investor, then the Corporation shall call and hold a meeting of its shareholders to consider the issuance of the Offered Securities to the Investor as soon as reasonably practicable, and in any event such meeting shall be held within 90 days after the date that the Corporation is advised that it will require shareholder approval, and shall recommend approval of the issuance of the Offered Securities and shall solicit proxies in support thereof. The Corporation will be entitled to complete an Offering in tranches, such that the Corporation may issue Offered Securities to non-Investor subscribers prior to fulfilling conditions imposed upon the issuance of Offered Securities to Investor (including shareholder approvals imposed by the Exchange).

3.5	Issuances Not Subject to Participation Rights

Notwithstanding anything to the contrary contained herein, Sections 3.1 to 3.4 inclusive will not apply to any Issuances (a) for compensatory purposes to directors, officers, employees, contractors or consultants pursuant to a security compensation plan of the Corporation that complies with the requirements of the Exchange, (b) pursuant to the exercise of existing convertible securities of the Corporation that have been issued or granted as of the date hereof, or (c) pursuant to, or arising in connection with, any transaction in which the Corporation acquires an interest in a third party, whether by way of plan of arrangement, merger, business combination, or otherwise or pursuant to, or arising in connection with, a take-over bid (including a shareholder rights plan) (each such issuance of securities pursuant to paragraph (a), (b) and (c) hereof being referred to as a “Dilutive Event”).

3.6	Termination of Participation Right

The Investor shall not be entitled to exercise the Participation Right under this Article 3, and all of the Investor’s rights under this Article 3 will terminate, immediately upon the earlier of (i) the Investor ceasing to meet the Minimum Qualification Threshold; and (ii) March 31, 2019.

ARTICLE 4

REGISTRATION RIGHTS

4.1	Demand Registration Rights

(a)

At any time that the Investor and its Affiliates continue to hold in the aggregate at least 15% of the issued and outstanding Common Shares, the Investor may require the Corporation to register all or a portion of the Registrable Securities then held by the Investor and its Affiliates by filing a Prospectus and taking such other steps as may be necessary to facilitate a Distribution in Canada of all or any portion of the Registrable Securities held by the Investor or its Affiliates.

(b)	Any such registration effected pursuant to this Section 4.1(a) is referred to herein as a “Demand Registration.”

(c)

Any such request shall be made by a notice in writing (a “Request”) to the Corporation and shall specify the number and the class or classes of Registrable Securities to be sold (the “Designated Registrable Securities”) by the Investor, the intended method of disposition, whether such offer and sale shall be made by an underwritten public offering and the jurisdiction(s) in which the filing is to be effected. The Corporation shall, subject to applicable Canadian Securities Laws, use its commercially reasonable efforts to file a Prospectus in compliance with applicable Canadian Securities Laws, in order to permit the Distribution in Canada of all of the Designated Registrable Securities of the Investor specified in a Request. The Parties shall cooperate in a timely manner in connection with such Distribution and the procedures in Schedule A shall apply.

(d)	The Corporation shall not be obliged to effect:

(i)

more than two Demand Registrations in any fiscal year of the Corporation provided that for purposes of this Section 4.1, a Demand Registration pursuant to which the Designated Registrable Securities are to be sold shall not be considered as having been effected until a Receipt has been issued by the Canadian Securities Authorities for the Prospectus and has not been withdrawn or suspended. Notwithstanding anything to the contrary contained herein, a Demand Registration shall not be deemed to have been effected (and such Demand Registration shall not count as a Demand Registration) unless the Investor shall have sold at least 50% of the Designated Registrable Securities sought to be included in such Demand Registration; or

(ii)

a Demand Registration in the event the Corporation determines in its good faith judgment, after consultation with the Investor and its financial advisors, that (i) either (A) the effect of the filing of a Prospectus would have a material adverse effect on the Corporation because such action would materially interfere with a material acquisition, corporation reorganization or similar material transaction involving the Corporation; or (B) there exists at the time material non-public information relating to the Corporation the disclosure of which would be materially adverse to the Corporation, and (ii) that it is therefore in the best interests of the Corporation to defer the filing of a Prospectus at such time, in which case the Corporation’s obligations under this Section 4.1 will be deferred for a period of not more than ninety (90) days from the date of receipt of the Request of the Investor (such 90-day period is referred to herein as a “Blackout Period”); provided, that after any initial Blackout Period the Corporation may not invoke a subsequent Blackout Period until 12 months elapse from the end of any previous Blackout Period.

(e)

In the case of an underwritten public offering of Registrable Securities initiated pursuant to this Section 4.1, the Investor shall have the right to select the managing underwriter(s) or managing agent(s) and the counsel retained which will perform such offering.

(f)

If at any time the Investor requests a Demand Registration, the Corporation shall have the right, exercisable within forty-eight (48) hours (except in the case of a “bought deal”, in which case the Corporation shall have only twenty-four (24) hours) of receipt of such request, to notify the Investor of its intention to qualify or register for distribution to the public under such Prospectus an offering of Common Shares from treasury. The Investor shall use all commercially reasonable efforts to include in the proposed distribution such number of Common Shares as the Corporation shall request, upon the same terms (including the method of distribution) as such Demand Registration; provided that the Investor shall not be required to include any such Common Shares in any such Demand Registration if the Investor is advised by its lead underwriter or lead agent for the offering that in its good faith opinion the inclusion of such securities may materially and adversely affect the price or success of the offering or otherwise limit the number of shares able to be sold by the Investor in connection with such offering.

(g)

The Investor shall have the right to withdraw its request for inclusion of its Registrable Securities in any Prospectus pursuant to this Section 4.1 without incurring any liability to the Corporation or any other Person by giving written notice to the Corporation of its request to withdraw; provided, however, that:

(i)	such request must be made in writing five (5) Business Days prior to the execution of the underwriting agreement (or such other similar agreement) with respect to such offering; and

(ii)	such withdrawal will be irrevocable.

(h)	For the avoidance of doubt, the registration rights granted pursuant to the provisions of this Section 4.1 shall be in addition to the registration rights granted pursuant to Section 4.2, below.

4.2	Piggyback Registration Rights

Each time the Corporation elects to proceed with the preparation and filing of a Prospectus under any Canadian Securities Laws in connection with a proposed Distribution of any of its securities, whether by the Corporation or any of its security holders, the Corporation shall give written notice thereof to the Investor as soon as practicable. In such event, the Investor shall be entitled, by notice in writing given to the Corporation within ten (10) days (except in the case of a “bought deal” in which case the Investor shall have only twenty-four (24) hours) after the receipt of any such notice by the Investor, to require that the Corporation cause any or all of the Registrable Securities held by the Investor (the “Piggyback Registrable Securities”) to be included in such Prospectus (such qualification being hereinafter referred to as a “Piggyback Registration”). Notwithstanding the foregoing:

(a)

in the event the lead underwriter or lead agent for the offering advises the Corporation and the Investor that in its good faith opinion, the inclusion of such Registrable Securities may materially and adversely affect the price or success of the offering, the Corporation shall include in such Registration, in the following priority: (i) first, such number of securities the Corporation proposes to sell; (ii) second, a number of Piggyback Registrable Securities requested by the Investor to be included in such Registration to the extent that such lead underwriter or lead agent reasonably believes such securities may be included in the offering without materially and adversely affecting the price or success of the offering; and (iii) third, such number of other securities requested by any other shareholder of the Corporation to be included in such Registration to the extent that such lead underwriter or lead agent reasonably believes such securities may be included in the offering without materially and adversely affecting the price or success of the offering.

(b)	the Corporation may at any time, and without the consent of the Investor, abandon the proposed offering in which the Investor has requested to participate;

(c)

the Investor shall have the right to withdraw its request for inclusion of its Piggyback Registrable Securities in any Prospectus pursuant to this Section 4.2 without incurring any liability to the Corporation or any other Person by giving written notice to the Corporation of its request to withdraw; provided, however, that:

(i)	such request must be made in writing five (5) Business Days prior to the execution of the underwriting agreement (or such other similar agreement) with respect to such offering; and

(ii)

such withdrawal will be irrevocable and, after making such withdrawal, the Investor will no longer have any right to include its Piggyback Registrable Securities in the offering pertaining to which such withdrawal was made.

4.3	Expenses

All Registration Expenses incident to the performance of or compliance with this ARTICLE 4 by the Parties shall be borne by the Corporation other than any and all commissions payable to any underwriter for an underwritten offering or agent for an agency offering that are attributable to the Registrable Securities to be sold by the Investor pursuant to any Demand Registration or Piggyback Registration, which commissions shall be borne by the Investor.

4.4	Other Sales

After receipt by the Corporation of a Request, the Corporation shall not, without the prior written consent of the Investor, authorize, issue or sell any Common Shares or Equity Securities in any jurisdiction or agree to do so or publically announce any intention to do so (except for securities issued pursuant to any legal obligations in effect on the date of the Request or pursuant to any stock option plan or equity incentive plan) until the date which is thirty (30) days after the later of (a) the date on which a Receipt is issued for the Prospectus filed in connection with such Demand Registration, and (b) the completion of the offering contemplated by the Demand Registration.

4.5	Future Registration Rights

The Corporation shall not grant registration rights without the prior written consent of the Investor unless the granting of such registration rights does not limit, in any material respect, the registration rights granted to the Investor pursuant to this Agreement and such registration rights are not materially more favourable to the grantee than the registration rights granted to the Investor.

4.6	Preparation; Reasonable Investigation

In connection with the preparation and filing of any Prospectus as herein contemplated, the Corporation shall give the Investor, its underwriters for an underwritten offering or agents for an agency offering, and their respective counsel, auditors and other representatives, the opportunity to participate in the preparation of such documents and each amendment thereof or supplement thereto, and shall insert therein such material, furnished to the Corporation in writing, which in the reasonable judgment of the Investor and its counsel should be included. The Corporation shall give the Investor and the underwriters or agents such reasonable and customary access to the books and records of the Corporation and its subsidiaries and such reasonable and customary opportunities to discuss the business of the Corporation with its officers and auditors as shall be necessary in the reasonable opinion of the Investor, such underwriters or agents and their respective counsel. The Corporation shall cooperate with the Investor and its underwriters or agents in the conduct of all reasonable and customary due diligence which the Investor, such underwriters or agents and their respective counsel may reasonably require in order to conduct a reasonable investigation for purposes of establishing a due diligence defence as contemplated by the Canadian Securities Laws and in order to enable such underwriters or agents to execute the certificate required to be executed by them for inclusion in each such document.

4.7	Underwriting or Agency Agreements

(a)

If requested by the underwriters for any underwritten offering or by the agents for any agency offering by the Investor pursuant to the exercise of a Demand Registration or Piggyback Registration, the Corporation and the Investor will enter into an underwriting agreement with such underwriters or agency agreement with such agents for such offering, such agreement to be satisfactory in substance and form to each of the Investor and the Corporation and the underwriters or agents, each acting reasonably, and to contain such representations and warranties by the Corporation and such other terms as are generally prevailing in agreements of these types, it being understood for the avoidance of doubt that the Investor shall not be required to make any representations or warranties to or agreements with the Corporation or the underwriters’ or agents’ other than representations, warranties or agreements regarding the Investor and the Corporation’s intended method of distribution and any other representation required by law or as are generally prevailing in such underwriting or agency agreements for secondary offerings, as the case may be.

(b)	The underwriting agreement or agency agreement, as applicable, referred to in Section 4.7(a) will contain customary terms, including an indemnity whereby, in the event of the filing of a Prospectus:

(i)

the Corporation will indemnify and hold harmless the Investor and each underwriter or agent involved in the distribution of Registerable Securities thereunder, and each of its directors, officers, employees and agents against any losses, claims, damages or liabilities (including reasonable counsels’ fees) (“Losses”), joint or several, to which the Investor, or such underwriter or agent or controlling Person or any of their directors, officers, employees or agents may become subject, insofar as such Losses, (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any Prospectus, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Corporation will not be liable in any such case if and to the extent that any such Loss arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by the Investor, such underwriter or agent or such controlling Person; and

(ii)

the Investor will indemnify and hold harmless the Corporation, its directors, officers, employees and agents to the same extent as the indemnity referred to in clause (i) above from the Corporation to the Investor, but only with respect to information regarding the Investor furnished in writing by or on behalf of the Investor expressly for inclusion in any Prospectus. Notwithstanding anything to the contrary contained herein, the Investor’s obligations under the indemnity set out in this Section shall be limited to a maximum aggregate amount equal to the net proceeds of the offering received by the Investor pursuant to such offering.

(c)

If reasonably requested by the underwriters or agents in connection with any underwritten offering or agency offering made pursuant to the exercise of a Demand Registration or Piggyback Registration, the Corporation shall cooperate with all reasonable requests made by the lead underwriter of such underwritten offering or lead agent of such agency offering respecting the attendance of the Corporation at road shows and participation of the Corporation in any efforts relating to the distribution and sale of the Designated Registrable Securities and Piggyback Registrable Securities, as the case may be.

4.8	Sale by Affiliates

If any Registrable Securities to be sold pursuant to any Demand Registration or Piggyback Registration are owned by an Affiliate of the Investor, all references to the Investor in this ARTICLE 4 and Schedule A shall be deemed, for the purpose of such Demand Registration or Piggyback Registration, to include both the Investor and/or the Affiliates.

ARTICLE 5

MISCELLANEOUS

5.1	Notices

(a)

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by fax or e-mail or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(i)	in the case of the Investor:

GFL INTERNATIONAL CO., LTD.

[to be provided under separate cover]

Attention:    [to be provided under separate cover]

E-Mail:        [to be provided under separate cover]

(ii)	in the case of the Corporation:

Lithium Americas Corp.

Suite 1100, 355 Burrard Street

Vancouver, BC V6C 2G8

Attention:    Chief Executive Officer

E-Mail:        tom.hodgson@lithiumamericas.com

(b)

Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. (Toronto time) at the place of receipt, then on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(c)	Either party may at any time change its address for service from time to time by giving notice to the other party in accordance with this Section 5.2.

5.2	Amendments and Waivers

No amendment or waiver of any provision of this Agreement shall be binding on either party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

5.3	Assignment

Neither party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other party. Notwithstanding the foregoing, the Investor may assign and transfer all of its rights, benefits, duties and obligations under this Agreement in their entirety, without the consent of the Corporation, to an Affiliate of the Investor, provided that any such assignee shall, prior to any such transfer, agree to be bound by all of the covenants of the Investor contained herein and comply with the provisions of this Agreement, and shall deliver to the Corporation a duly executed undertaking to such effect in form and substance satisfactory to the Corporation, acting reasonably.

5.4	Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the parties and their respective successors or heirs, executors, administrators and other legal personal representatives, and permitted assigns.

5.5	Expenses

Except as otherwise expressly provided in this Agreement, each party will pay for its own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the transactions contemplated herein, including the fees and expenses of legal counsel, financial advisors, accountants, consultants and other professional advisors.

5.6	Further Assurances

Each of the parties hereto shall, from time to time hereafter and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement.

5.7	Right to Injunctive Relief

The parties agree that any breach of the terms of this Agreement by either party would result in immediate and irreparable injury and damage to the other party which could not be adequately compensated by damages. The parties therefore also agree that in the event of any such breach or any anticipated or threatened breach by the defaulting party, the other party shall be entitled to equitable relief, including by way of temporary or permanent injunction or specific performance, without having to prove damages, in addition to any other remedies (including damages) to which such other party may be entitled at law or in equity.

5.8	Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts, with the same effect as if each party had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.

[Signature page to immediately follow this page.]

IN WITNESS WHEREOF this Agreement has been executed by the parties.

GFL INTERNATIONAL CO., LTD.

By:
Name:
Title:

LITHIUM AMERICAS CORP.

By:
Name:
Title:

SCHEDULE A

REGISTRATION PROCEDURES

(a)

Upon receipt of a Request or a notice from the Investor, the Corporation will use its commercially reasonable efforts to effect the qualification or registration for the offer and sale or other disposition or Distribution of Registrable Securities of the Investor, and pursuant thereto the Corporation will use its commercially reasonable efforts to as expeditiously as possible:

(i)

prepare and file with the Canadian Securities Authorities, a Prospectus relating to the applicable Demand Registration or Piggyback Registration and any other documents reasonably necessary, including amendments and supplements in respect of those documents, to permit the offer and sale or other disposition or Distribution and, in so doing, act as expeditiously as is practicable and in good faith to settle all deficiencies and obtain those receipts and clearances and provide those undertakings and commitments as may be reasonably required by the Canadian Securities Authorities, all as may be necessary to permit the offer and sale or other disposition or Distribution of such securities in compliance with applicable Canadian Securities Laws;

(ii)

subject to applicable Canadian Securities Laws, keep the Prospectus effective until the Investor has completed the sale or Distribution described in the Prospectus but not longer than 30 days from the date of the Prospectus;

(iii)

notify the Investor and the managing underwriter(s) or managing agent(s), if any, and (if requested) confirm such advice in writing, as soon as practicable after notice thereof is received by the Corporation (i) when the Prospectus or any amendment thereto has been filed, and, to furnish the Investor and managing underwriter(s) or managing agent(s) with copies thereof, (ii) of any request by the Canadian Securities Authorities for amendments to the Prospectus or for additional information, (iii) of the issuance by the Canadian Securities Authorities of any stop order or cease trade order relating to the Prospectus or any order preventing or suspending the use of any Prospectus or the initiation or threatening for any proceedings for such purposes, and (iv) of the receipt by the Corporation of any notification with respect to the suspension of the qualification of the Registrable Securities for offering or sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

(iv)

promptly notify the Investor and the managing underwriter(s), if any, (A) at any time the representations and warranties contemplated by any underwriting agreement, securities/sale agreement, or other similar agreement, relating to the offering shall cease to be true and correct in all material respects, and (B) the happening of any event as a result of which the Prospectus contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which it was made or, if for any other reason it will be necessary during such time period to amend or supplement the Prospectus in order to comply with the applicable Canadian Securities Laws and, in either case as promptly as practicable thereafter, prepare and file with the Canadian Securities Authorities and furnish without charge to the Investor and the managing underwriter(s) or managing agent(s), if any, a supplement or amendment to such Prospectus, which will correct such statement or omission or effect such compliance;

(v)

make every commercially reasonable effort to prevent the issuance of any stop order, cease trade order or other order suspending the use of any Prospectus or suspending any qualification of the Registrable Securities covered by the Prospectus and, if any such order is issued, to obtain the withdrawal of any such order;

(vi)

furnish to the Investor and each managing underwriter or managing agent, without charge, as applicable, one executed copy and as many conformed copies as they may reasonably request, of the Prospectus and any amendment thereto, including financial statements and schedules, all documents incorporated therein by reference, and provide the Investor and its counsel with an opportunity to review, and provide comments to the Corporation on the Prospectus;

(vii)

deliver to the Investor and the underwriters for an underwritten offering or the agents for an agency offering, if any, without charge, as many copies of the Prospectus and any amendment or supplement thereto as such Persons may reasonably request (it being understood that the Corporation consents to the use of the Prospectus or any amendment thereto by the Investor and the underwriters or agents, if any, in connection with the offering and sale of the Registrable Securities covered by the Prospectus or any amendment or supplement thereto) and such other documents as the Investor may reasonably request in order to facilitate the disposition of the Registrable Securities by such Person;

(viii)

use its commercially reasonable efforts to qualify, and cooperate with the Investor, the managing underwriter or managing agent, if any, and their respective counsel in connection with the qualification of such Registrable Securities for offer and sale in Canada in compliance with the applicable Canadian Securities Laws as any such Person, underwriter or agent reasonably requests in writing;

(ix)

in connection with any underwritten offering or agency offering, enter into customary agreements, including an underwriting agreement or agency agreement, as applicable, in accordance with Section 4.7, and furnish to the underwriters or agents and the Investor, among other things:

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(A)

an opinion of counsel representing the Corporation for the purposes of such registration, addressed to the underwriters or agents, in form and substance as is customarily given by company counsel to the underwriters in an underwritten public offering or agents in an agency public offering; and

(B)

a “comfort letter” dated such date from the independent public accountants retained by the Corporation, addressed to the underwriters or agents, in form and substance as is customarily given in an underwritten or agency public offering, as applicable, provided that the Investor has made such representations and furnished such undertakings as the independent public accountants may reasonably require;

(x)

as promptly as practicable after filing with the Canadian Securities Authorities, any document which is incorporated by reference into the Prospectus, provide copies of such document to counsel for the Investor and to the managing underwriters or managing agents, if any;

(xi)	provide a CUSIP number for all Registrable Securities, not later than the closing date of the offering;

(xii)

make reasonably available its employees and personnel for participation in “road shows” and other marketing efforts and otherwise provide reasonable assistance to the underwriters or agents (taking into account the needs of the Corporation’s businesses and the requirements of the marketing process) in the marketing of Registrable Securities in any underwritten or agency offering;

(xiii)

promptly prior to the filing of any document which is to be incorporated by reference into the Prospectus, provide copies of such document to counsel for the Investor and to each lead underwriter or lead agent, if any, and make the Corporation’s representatives reasonably available for discussion of such document and make such changes in such document concerning the Investor prior to the filing thereof as counsel for the Investor or underwriters or agents may reasonably request;

(xiv)

cooperate with the Investor and the lead underwriter or lead agent, if any, to facilitate the timely preparation and delivery of certificates not bearing any restrictive legends representing the Registrable Securities to be sold, and cause such Registrable Securities to be issued in such denominations and registered in such names in accordance with the underwriting agreement prior to any sale of Registrable Securities to the underwriters or agents or, if not an underwritten or agency offering, in accordance with the instructions of the sellers of Registrable Securities at least three (3) Business Days prior to any sale of Registrable Securities and instruct any transfer agent and registrar of Registrable Securities to release any stop transfer orders in respect thereof;

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(xv)	take all such other commercially reasonable actions as are necessary or advisable in order to expedite or facilitate the disposition of such Registrable Securities; and

(xvi)	take such other actions and execute and deliver such other documents as may be reasonably necessary to give full effect to the rights of the Investor under this Agreement.

(b)

The Corporation may require the Investor, as to which any Registration is being effected, to furnish to the Corporation such information regarding the Distribution of such securities and such other information relating to such Person and its ownership of Registrable Securities as the Corporation may from time to time reasonably request in writing. The Investor agrees to furnish such information to the Corporation and to cooperate with the Corporation as necessary to enable the Corporation to comply with the provisions of this Agreement. The Investor shall notify the Corporation immediately upon the occurrence of any event as a result of which any of the aforesaid Prospectuses includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they are made.

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